Earl T. Shannon
President
Salty’s Warehouse, Inc.
1850 Southeast 17th Street, Suite 300
Fort Lauderdale, FL 33316

February 7, 2006

Elaine Wolff

Branch Chief

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Salty’s Warehouse, Inc.
Registration Statement on Form SB-2, filed December 27, 2005
Registration No. 333-130707

Dear Ms. Wolff:

This letter and Amendment No.1 to the above captioned registration statement, filed simultaneously, serve as a response to your letter dated January 20, 2006. Responses are keyed to the comments in your letter and provide requested additional information accordingly.

General

1. Please be advised that we are monitoring the updating requirements of Rule 3-10(g) of Regulation S-B.

Cover Page

2.  We have revised the Registration Statement to remove any shares underlying options that we have yet to issue.

3.  We have revised the Registration Statement to provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering and the selling shareholders will be identified as underwriters. We have revised the disclosure throughout the prospectus accordingly.

Summary Page 1

4. We have revised the summary on page one to show that we generate revenues through the sale of products on the Salty’s Warehouse website.

Risk Factors

5.  We have revised this section to delete cross-references.

6.  We have reconsidered and deleted the reference regarding inaccurate estimation of customer demand and do not believe a risk factor is necessary.  Since we do not hold inventory of the products we sell, we do not risk over-stocking our products and suffering losses in that regard.  Competition is a risk factor that is described within the Registration Statement, and we believe this risk factor more accurately describes and represents risks associated with our particular business model.

We have a limited operating history …..

7.  We have reconsidered and deleted this risk factor since we were incorporated in 1998 and our operating history is not limited.

8.  We have deleted this risk factor and believe the first two bullet points are also inapplicable as a risk factor with regards to our current operations.

9.  See 7 above.

We are solely dependent on the hosting of our website by Yahoo!Store.   Any discontinuation or interruption of service by Yahoo!Store would significantly harm our business

10.  We have revised to disclose that the Yahoo!Store Agreement is month to month and may be terminated without cause by either party.

We do not have a lease on our office and storage space, and if we lose this office and storage space, it will significantly disrupt our operations

11.  We have revised the Registration Statement to reflect that we do not have storage space and only have office space.

If our stock becomes publicly traded, we will likely be subject to the penny stock rules

12.  We have revised the caption to include the risk related to becoming subject to penny stock rules.

We may not qualify for the Over-the Counter Electronic Bulletin Board Quotation, and therefore, you may be unable to sell your shares

13.  We have revised this section to briefly describe the requirement for quotation on the OTCBB. We have eliminated the last sentence, which was a duplicative disclosure with regards to Penny Stock Rules.

The sale or availability for sale of substantial amounts of our shares

14.  We have expanded to state that we are registering approximately 40% of our stock in this offering.

Selected Condensed Financial Data

15.  We revised this section to retroactively present the impact of the stock split throughout the documentation.

Management’s Discussion and Analysis of Financial Condition

16.  We revised this section to identify and discuss that management relies solely upon sales results to manage and assess the business and that management does not rely upon any other key performance indicators, including non-financial performance indicators.

17.  We revised this section to discuss our critical accounting policies.

Overview

Results of Operation

18.  We revised this section to clarify that changes from period to period are the result of the competitive environment and fluctuations associated therewith which the Company is not in a position to assess or prevent.

Liquidity and Capital Resources

19. $31,011 of the Company’s cash and cash equivalents are being held in an attorney trust account.  This sum is what remains from proceeds raised through a private offering to 52 accredited investors, as further described in the Registration Statement.  This is an escrow account and funds may be released to the Company, upon the Company’s request.  Since this is an escrow account, a signature of the responsible attorney is required.  There are no other hindrances to the release of the funds.

Fluctuations in Operating Results

20. We have reconsidered the last sentence of this section and no longer believe that our results of operation from period to period are not meaningful.  We have deleted this sentence.

Business

Marketing and Distribution

21.   We have revised this section to clarify that revenues are not divided between Salty’s Warhehouse, Inc. and the supplier:  the supplier has set wholesale, prices which are invoiced to our company.  We do not believe revisions in this regard are required for the MD&A section.

Management

22.  We have revised footnote 1 to state that none of our officers and directors other than Earl Shannon have been involved in a blank check company.

23.  We have revised this section to disclose that our officers and directors shall serve until the next Annual Shareholder’s Meeting.

Executive Compensation

24. We have disclosed our director compensation policy as described in 402(f) of Regulation SB.

Certain Relationships and Related Transactions

25.  We have revised this section to state the value of the rent of the office space received from Hudson Capital Group to be approximately $400 per month.

Where you can find more information

26.  We have updated this section to reflect the U.S. Securities and Exchange Commission’s new address.

Report of Independent Registered Public Accounting Firm

27.  The audit report has been revised to include a going concern.

Note 1 – Summary of Significant Accounting Policies

28.  On May 10, 2002, when Nucotec, Inc. purchased 80% of the stock of Salty’s Warehouse, Inc., the company remained a separate corporation.  Salty’s Warehouse, Inc. has maintained its separate identity throughout the time it was a subsidiary of Nucotec and through the current date. There were no accounting transactions on Salty’s books related to stock exchanged on March 19, 2004.  The transactions were between old and new stockholders and did not impact accounting for Salty’s Warehouse, Inc. We do not believe any revision to the Registration Statement is required with regards to this.

Item 26.  Recent Sales of Unregistered Securities

29.  We have reconciled the disclosures: sales were made to 52 accredited investors.  We believe the Rule 504 exemption may be appropriately relied upon because this was an offering by a non-reporting company which did not exceed the annual aggregate amount of $1,000,000.  In addition, there was no general solicitation or advertising involved and sales were made only to accredited investors.

Undertakings

30.  We have expanded the undertakings to include the undertaking required by Item 512(a)(4) of Regulation SB.

Sincerely,

/s/ Earl T. Shannon
Earl T. Shannon
President
Salty’s Warehouse, Inc.

cc: Ruba Qashu, esq.